BANK OF THE OZARKS, INC.

17901 Chenal Parkway

P.O. Box 8811

Little Rock, Arkansas 72231-8811

June 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Todd K. Schiffman

Re:	Bank of the Ozarks, Inc.

Registration Statement on Form S-4

File No. 333-187564

Request for Acceleration of Effective Date

Dear Mr. Schiffman:

Bank of the Ozarks, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”), accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m., Eastern Time, on June 13, 2013, or as soon thereafter as practicable, pursuant to Section 8(a) of the Securities Act of 1933, as amended.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify H. Watt Gregory, III at Kutak Rock LLP, at telephone number (501) 975-3102, upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Greg McKinney

Chief Financial Officer and Chief Accounting Officer

cc:	H. Watt Gregory, III, Esq.

Neil E. Grayson, Esq.